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                              August 12, 2021

       Fanglu Wang
       Chief Executive Officer
       CITIC Capital Acquisition Corp.
       28/F CITIC Tower
       1 Tim Mei Avenue
       Hong Kong, People's Republic of China

                                                        Re: CITIC Capital
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed July 16, 2021
                                                            File No. 333-257962

       Dear Mr. Wang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       General

   1. We note your disclosure that the Proposed Certificate of Incorporation will provide that federal district
courts of the United States shall be the exclusive forum for the resolution of any
complaint asserting a cause of action arising under the Securities Act.
                                                        On page 104, we note
risk factor disclosure stating that the Proposed Certificate of
                                                        Incorporation will
provide that the exclusive forum provision "will not apply to suits brought to enforce any
cause of action arising under the Securities Act..." Please revise accordingly.
 Fanglu Wang
FirstName LastNameFanglu   Wang
CITIC Capital Acquisition Corp.
Comapany
August 12, NameCITIC
           2021        Capital Acquisition Corp.
August
Page 2 12, 2021 Page 2
FirstName LastName
Market and Industry Data, page 3

2. Your statements under "Market and Industry Data" that (i) you have not independently verified the data from third parties, (ii) there can be no assurance as to the accuracy or completeness of such data and (iii) such data may not be reliable, may imply an inappropriate disclaimer of responsibility with respect to the third party information.
         Please either delete these statements or specifically state that you are liable for such information.
Questions and Answers for Shareholders of CCAC, page 12

3. Please add a question and answer that discusses the interests and other conflicts of interests that CCAC's current officers and directors have in the business combination.
Q: What material negative factors did the CCAC Board consider in connection with the Business
Combination?, page 14

4. Please revise your disclosure to provide a summary of the positive and negative factors considered in connection with the business combination.
Q: What equity stake will current CCAC shareholders and the stockholders of Quanergy , page
15

5. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Q. Do I have redemption rights?, page 20

6. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
Interests of CCAC's Directors and Officers in the Business Combination, page 43

7. Please revise your disclosure here, and where necessary, to quantify the number of securities held and the aggregate dollar amount as of the most recent practicable date.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.
8. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
 Fanglu Wang
FirstName LastNameFanglu   Wang
CITIC Capital Acquisition Corp.
Comapany
August 12, NameCITIC
           2021        Capital Acquisition Corp.
August
Page 3 12, 2021 Page 3
FirstName LastName
Selected Unaudited Pro Forma Condensed Combined Financial Information, page 52

9. We refer to the last sentence in the first paragraph on page 52. Please revise to state that the unaudited pro forma condensed combined statement of operations gives effect to the
         Business Combination and PIPE Investment as if they had occurred on January 1, 2020 rather than January 1, 2021. The introductory paragraph should also indicate that the summary includes the pro form combined statements of operations for the year ended
         December 31, 2020 along with the three months ended March 31, 2021. For completeness you may also consider describing the other transactions adjustments (e.g. repayment of
         2022 Secured Notes) that have been reflected in your pro forma financial statements.
         Please revise your disclosures accordingly.
Since the Sponsor and CCAC's Directors and Officers have interests that are different, page 80

10. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
Certain Company Projected Financial Information, page 163

11.      Please revise your table table on page 166 to include net income
(loss) and/or earnings
         (loss) per share. It is generally not appropriate to present sales or revenue projections without a measure of income. We refer you to the guidance outlined in
Item 10(b)(2) of
         Regulation S-K.
12. We note your disclosure that the financial projections reflect numerous estimates and
         assumptions with respect to Quanergy   s business at the time
projections were prepared.
         Please revise to describe such estimates, matters and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections. Please specifically address the significant differences in your historical revenue and market share from your future projections, including those that are multiple years into the future.
U.S. Federal Income Tax Considerations, page 204

13. We note that you intend for the transaction to qualify as a reorganization under Section
         368 of the Code, please revise your disclosures here to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax
         opinion to use    should    rather than    will,    but counsel
providing the opinion must explain
         why it cannot give a    will    opinion and describe the degree of
uncertainty in the opinion.
         Please also include appropriate risk factor disclosure. Please refer to Sections III.B and C of Staff Legal Bulletin 19.
 Fanglu Wang
FirstName LastNameFanglu   Wang
CITIC Capital Acquisition Corp.
Comapany
August 12, NameCITIC
           2021        Capital Acquisition Corp.
August
Page 4 12, 2021 Page 4
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 220

14. Please expand your introductory paragraph on page 220 to disclose the accounting treatment of the business combination will be accounted for as a reverse recapitalization in accordance with US GAAP.
15. We note that your pro forma balance sheet and income statements reflect the issuance of warrants to an external advisor for future services under a collaboration agreement which was entered into subsequent to March 31, 2021. However, your introductory paragraph does not appear to include this transaction in the list of transactions reflected in your pro forma financial statements. Please revise your introductory paragraph to include this transaction, or explain.
16. We note your pro forma balance sheet and income statement give effect to financing transactions from the sale of 4 million shares of Quanergy PubCo common stock to PIPE
         investors for $40 million; and the repayment of Quanergy   s 2022
Secured Notes with the
         payoff amount of $35.5 million. These financing transactions appear to be separate material transactions from the business combination. If so, please revise your pro forma balance sheet and income statement to show them separate from the business combination in accordance with Rule 11-01(a)(8) of Regulation S-X. If you do not believe the guidance applies, please explain why.
17. We note your pro forma financial statements also give effect to the forgiveness of PPP
         Loan and warrants issued to an external advisor for future services, which appear to be separate from the business combination. Please revise your pro forma balance sheet and income statement to show them separate from the business combination transaction in accordance with Rule 11-01(a)(8) of Regulation S-X. If you do not believe the guidance applies, please explain why.
18. Please revise to reflect the income tax effects of pro forma adjustments in your pro forma financial statements and disclosures, or explain why you do not believe it's necessary.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
Note (I), page 228

19.      Please disclose your basis for the reclassification of the CCAC   s
public warrants from
         liability to additional paid-in capital.
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 229

20. Your introductory paragraph on page 220 indicates that your pro forma income statements were prepared assuming that the PPP Loan was forgiven on January 1, 2020. Please revise to reflect the gain from extinguishment of the PPP Loan in your pro forma income statement for the year ended December 31, 2020, or explain why you do not believe it is necessary.
 Fanglu Wang
FirstName LastNameFanglu   Wang
CITIC Capital Acquisition Corp.
Comapany
August 12, NameCITIC
           2021        Capital Acquisition Corp.
August
Page 5 12, 2021 Page 5
FirstName LastName
21. We note that you reflected the reversal of the previously recognized interest expense and remeasurement gains and losses of derivative liabilities related to
Quanergy   s 2022
         Secured Notes and Unsecured Notes, as if they have been settled and converted, respectively, on January 1, 2020. However, your pro forma income statements do not appear to reflect the loss upon extinguishment of $3.7 million related to the 2022 Secured
         Notes and the expense of $90.8 million related to the remeasurement of derivative liability associated with the Unsecured Notes. Please advise or revise accordingly.
Quanenergy's Management Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures
EBITDA, page 262

22. We note your presentation of the non-GAAP financial measure, EBITDA, which you define as operating income plus depreciation and amortization and stock-based compensation. Please be advised EBITDA is defined as earnings before interest, taxes, depreciations and amortization where earnings represents net income(loss) as presented in the statement of operations under GAAP. In this regard, please revise the title of your non-GAAP measure, EBITDA, as measures that are calculated differently should not be characterized as EBIT or EBITDA and should be distinguished from EBIT and EBITDA.
         Your reconciliation should also be revised accordingly. Refer to Questions 103.01-.02 of the Division of Corporation Finance's Non-GAAP C&DIs which can be found on the SEC website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eiko Yaoita Pykes, Staff Accountant, at (202) 551-3587 or Jean Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Guiying Ji